DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Brent L. Bernell brent.bernell@us.dlapiper.com T 512.457.7044 F 512.721.2214
March 26, 2021
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief

Matthew Crispino, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology Washington, D.C. 20549

Re:	SWI Spinco, LLC

Amendment No. 1 to Draft Registration Statement on Form 10

Submitted March 2, 2021

CIK No. 0001834488
Ladies and Gentlemen:
On behalf of N-able, LLC (formerly SWI Spinco, LLC), a Delaware limited liability company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 19, 2021 with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 10 (the “Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form 10 (the “Form 10”), which has been revised to address various of the Staff’s comments. The italicized and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10. Page numbers used herein refer to the page numbers of Exhibit 99.1 (the “Information Statement”) to the Form 10.

Division of Corporation Finance
March 26, 2021

Questions and Answers About the Separation and Distribution
Is the separation and distribution anticipated to be tax free to existing shareholders?, page 16
1.We note your response to prior comment no. 3. Because you may waive the condition of receiving a tax opinion and proceed with the separation and distribution even if it is taxable to existing shareholders, you should change your answer to the question to "maybe" accompanied by an explanation of the uncertainty.
Response: In response to the Staff’s comment, the Company has revised the Q&A on page 17 of the Information Statement.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
SolarWinds Cyber Incident, page 78
2.We note your disclosure that the Cyber Incident has caused reputational harm to SolarWinds and also had an adverse impact on your reputation, new subscription sales and retention rates, although the extent of such impact was not significant in your financial results during 2020. Please clarify whether you or SolarWinds experienced a significant change in new sales and retentions during the month of December and the first few months of the year ending 2021. Indicate whether there was a significant change in the sale of new subscriptions and whether that occurrence may not be felt if the sale cycle is long and those subscriptions were already committed. Additionally, address whether there are any changes in renewal habits including a scaling down of use of the products. Please expand this section to discuss any known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your liquidity or revenues or income from continuing operations.
Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 84-85 of the Information Statement to provide additional clarification regarding the impact of the Cyber Incident on the Company’s business operations. The Company respectfully advises the Staff that, while investigations are on-going, the Company believes that its disclosure, as supplemented, reflects its current understanding and assessment of material trends, events or uncertainties that have had or are reasonably expected to have a material impact on the Company’s liquidity or revenues or income from continuing operations.
3.Please consider adding disclosure to address the diversity of your customer base. For example, indicate whether your customers are in distinct industries such as health care and finance. Indicate whether any segment of your customer bases will have a greater risk to you of acquiring new and retaining customers due to the Cyber Incident.

Division of Corporation Finance
March 26, 2021

Response: In response to the Staff’s comment, the Company respectively advises the Staff that, as disclosed on page 121 of the Information Statement, the Company has a wide range of MSP partners in terms of operational scale, employee count and geographies. In addition, the Company believes the Company’s MSP partners service end customers that operate in a wide range of industries, including financial services, healthcare, professional services, education and manufacturing, among others. The Company has obtained this information primarily from conversations with its MSP partners. However, the Company does not actively track the specific industries in which its MSP partners’ end customers operate. The Company currently does not believe that the Cyber Incident creates any materially greater risk to it with respect to acquiring or retaining MSP partners that service customers focusing in any specific industries.
Notes to Combined Financial Statements
Revenue Recognition, page F-15
4.Please tell us your consideration of disaggregating your revenue by contract type and sales channel. We refer you to ASC 606-10-55-91(d) and 91(e). For example, consider separately disclosing revenue earned from your SaaS arrangements and your term contracts. Please tell us the amount of revenue recognized from term maintenance support agreements. If material revenue is recognized from your term contracts, consider separately discussing and analyzing the underlying trends within your MD&A discussions.
Response: The Company respectfully acknowledges the Staff’s comment and notes that pursuant to ASC 606-10-50-5, it considered the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors. The Company reviewed the revenue disaggregation by contract type and determined that its SaaS arrangements and subscription-based term contracts both have revenue that is primarily recognized over time and invoiced on a monthly basis. Subscription-based term license arrangements are invoiced on a monthly or annual basis. However, the revenue from annual subscription-based term license arrangements represent less than 2% of total revenue. The Company also considered revenue disaggregation by distributors and noted that there are no differences in the timing of revenue from its direct sales force and no significant economic differences in the contracts. The Company considered alternative categories to disaggregate its revenue, including the examples in ASC 606-10-55-91, and believes such other categories are less meaningful to its business and users of its financial statements. After consideration of the foregoing, the Company believes that further disaggregation is not warranted at this time.
Further, the Company advises the Staff that its revenue related to the technical support and unspecified software upgrades for the Company's subscription-based license arrangements is recognized ratably over the agreement period and was less than 6% of total revenue during the periods presented.

Division of Corporation Finance
March 26, 2021

5.You disclose that you determine stand-alone selling prices ("SSP") for your performance obligations based on multiple factors primarily including historical selling prices and discounting practices for products and services. Please clarify how historical selling prices factor into determining SSP when you primary sell subscription arrangements and term contracts. In those cases there typically is no stand-alone selling prices.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Information Statement to clarify that the use of stand-alone selling prices to allocate the transaction price is only applicable to its contracts that contain multiple performance obligations. The Company's subscription-based term license arrangements which have an annual term require an allocation of the transaction price to the subscription-based term license and the associated maintenance. For these arrangements, which represent less than 2% amount of its revenue, the Company determines its best estimate of stand-alone selling price for each performance obligation by observing historical prices and discounting practices for similar products. The Company recognizes subscription-based term license revenue upon the transfer of the license and the associated maintenance revenue over the contract period. Subscriptions to the Company's SaaS solutions and its subscription-based term licenses and associated maintenance invoiced on a monthly basis have the same pattern of transfer to the customer and are therefore accounted for as a single distinct performance obligation and no allocation of the transaction price is required.
6.You disclose that subscription revenue for your SaaS solutions is generally recognized ratably over the subscription term once the service is made available to the MSP partner. Please clarify whether your customers have the right to take possession of your software licenses. We refer you to ASC 606-10-55-54(a) and 985-20-15-5.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Information Statement to clarify that its MSP partners do not have the right to take possession of the software for the Company's SaaS solutions.
* * * *

Division of Corporation Finance
March 26, 2021

We and the Company appreciate the Staff’s attention to the review of the Form 10. Please do not hesitate to contact me at (512) 457-7044 if you have any questions regarding this letter or the Form 10.

Very truly yours,

DLA Piper LLP (US)

/s/ Brent L. Bernell

Brent L. Bernell
Partner
DLA Piper LLP (US)
Enclosures

cc:	Jason Bliss (SolarWinds Corporation)

John Pagliuca (SolarWinds Corporation)

Tim O’Brien (SolarWinds Corporation)

John J. Gilluly III (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))